UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

ITEM

  1Q23 Earnings Release
  Unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2023.
  CI&T Board of Directors approves share repurchase program

1

CI&T Reports Solid Results in 1Q23

New York - May 19, 2023 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist, today announces its results for the first quarter of 2023 (1Q23) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the first quarter of 2022 (1Q22).

First Quarter of 2023 Operating and Financial Highlights

●Net Revenue was R$610.0 million, an increase of 24.0% compared to 1Q22 or a 24.3% growth at constant currency.

●The number of clients with annual revenue above R$1 million in the last twelve months grew from 110  in 1Q22 to 180 in 1Q23.

●Net Profit was R$52.4 million compared to R$29.2 million in 1Q22, a 79.2% increase year over year.

●Adjusted EBITDA was R$116.5 million, a 37.9% growth year-over-year, equivalent to an Adjusted EBITDA margin of 19.1%.

●Adjusted Net Profit was R$67.2 million, 70% higher than 1Q22, with an Adjusted Net Profit margin of 11.0%.

●Cash generated from operating activities was R$116.5 million in 1Q23, compared to a cash consumption of R$47.0 million in 1Q22.

●CI&T ended 1Q23 with 6,522 CI&Ters, compared to 6,435 at the end of 1Q22.

Cesar Gon, founder and CEO of CI&T, commented, "I'm glad to kick off this cloudy 2023 with solid results from top to bottom, demonstrating our agility in maintaining a lean structure and adapting to changes in the external market environment.

At the same time, I believe that we are on the verge of probably the most disruptive moment in the history of computers on Earth. AI is a transformative technology with real-world applications and rapid advancements. And we, at CI&T, are moving thoughtfully fast with our clients, co-creating the future in this new chapter of innovation and endless possibilities."

Comments on the 1Q23 financial performance

The net revenue was R$610.0 million in 1Q23, an increase of 24.0% compared to 1Q22, or a 24.3% net revenue growth at constant currency. We experienced growth in net revenue across all regions we operate in compared to the same period last year.

The cost of services provided in 1Q23 reached R$407.9 million, 24.0% higher in relation to 1Q22, and the gross profit was R$202.1 million. The Adjusted Gross Profit in 1Q23 was R$213.9 million, an increase of 23.4% compared to 1Q22, and the Adjusted Gross Profit margin was 35.1%, in line with 1Q22.

In 1Q23, selling, general and administrative (SG&A), and other operating expenses were R$116.5 million, 15.8% higher when compared to 1Q22, mainly attributed to an increase in personnel expenses, and higher amortization of intangible assets from the acquired Companies. As a percentage of revenue, SG&A and other expenses decreased to 19.1% in 1Q23 from 20.4% in 1Q22, as planned, since SG&A are mainly fixed expenses.

Depreciation and amortization expenses totaled R$25.1 million in 1Q23, 29.2% higher than in 1Q22, as a result of an increase in the amortization of intangible assets from acquired companies, from R$7.6 million in 1Q22 to R$12.7 million in 1Q23.

In 1Q23, the Adjusted EBITDA was R$116.5 million, 37.9% higher compared to 1Q22. Adjusted EBITDA margin was 19.1% in the quarter, an increase of 1.9 percentage points compared to 1Q22, mainly due to the dilution of SG&A expenses.

In 1Q23, net financial expenses were R$20.0 million, 19.5% higher than 1Q22, mainly driven by a higher debt position, an increase in interest rates, and a negative foreign exchange (FX) variation in the period. In 1Q23, the reported net FX loss was R$2.2 million, while in 1Q22 it was a net FX gain of R$ 1.3 million. In 1Q23, income tax expense was R$11.7 million, a reduction of 23.4% in relation to 1Q22.

The net profit was R$52.4 million in 1Q23, 79.2% higher than in 1Q22. Adjusted Net Profit was R$67.2 million, an increase of 70% over 1Q22. The Adjusted Net Profit margin increased 3 percentage points, from 8.0% in 1Q22 to 11.0% in 1Q23, mainly as a result of a reduction in SG&A expenses as a percentage of revenue and lower income tax expense.

2

Business Outlook

We expect our net revenue in the second quarter of 2023 to be at least R$570 million compared to net revenue of R$525 million in the second quarter of 2022, a 9% growth on a reported basis.

For the full year of 2023, we are maintaining our net revenue growth in the range of 13% to 17% year-over-year, assuming a constant currency outlook. In addition, we estimate our Adjusted EBITDA margin to be at least 19% for the full year of 2023.

In addition, we estimate our Adjusted EBITDA margin to be at least 19% for the full year of 2023.

These expectations are forward-looking statements and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Share Repurchase Program

On May 17, 2023, the Board of Directors approved a share repurchase program, pursuant to which CI&T may repurchase up to 1.5 million of its outstanding class A common shares in the next 12 months. The program was approved taking into consideration the Company's commitments to deliver shares under its stock-based compensation plan and M&A transactions.

Conference Call Information
Cesar Gon, Bruno Guicardi, Stanley Rodrigues, and Eduardo Galvão will host a video conference call to discuss the 1Q23 financial and operating results on May 19, at 8:00 a.m. Eastern Time / 9:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/u-QkX4MFGjA?feature=share

About CI&T

CI&T (NYSE:CINT) is a global digital specialist, a partner in AI powered digital transformation and efficiency for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 28-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,500 professionals.

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to reasonably predict the ultimate outcome of certain significant items without unreasonable efforts. These items include but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS adjustments, foreign currency exchange (gains)/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange average rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations. In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock-based compensation expenses.

3

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments were: (i) stock-based compensation expenses; (ii) government grants related to tax reimbursement in the Chinese subsidiary; and (iii) acquisition-related expenses, including present value adjustment on accounts payable for business combination, consulting expenses, and retention packages.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments applied were acquisition-related expenses, including amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business combination, consulting expenses, and retention packages.

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired companies; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	March 31, 2023	March 31, 2022

Net Revenue	609,991	491,872
Costs of services provided	(407,861)	(328,992)
Gross Profit	202,130	162,880

Selling expenses	(45,554)	(35,129)
General and administrative expenses	(71,222)	(64,921)
Impairment loss on trade receivables and contract assets	(1,605)	(1,066)
Other income (expenses) net	324	(515)
Operating expenses net	(118,057)	(101,631)

Operating profit before financial income and tax	84,073	61,249

Finance income	20,664	69,582
Finance cost	(40,632)	(86,294)
Net finance costs	(19,968)	(16,712)

Profit before Income tax	64,105	44,537

Current	(14,780)	(5,408)
Deferred	3,057	(9,906)
Total Income tax expense	(11,723)	(15,314)

Net profit for the period	52,382	29,223

Earnings per share
Earnings per share – basic (in R$)	0.39	0.22
Earnings per share – diluted (in R$)	0.38	0.22

5

Unaudited condensed consolidated statements of financial position

(In thousands of Brazilian Reais)

Assets	March 31, 2023	December 31, 2022	Liabilities and equity	March 31, 2023	December 31, 2022
Cash and cash equivalents	251,550	185,727	Suppliers and other payables	21,542	33,376
Financial Investments	93,884	96,299	Loans and borrowings	233,583	231,296
Trade receivables	445,455	501,671	Lease liabilities	19,922	21,539
Contract assets	232,459	217,250	Salaries and welfare charges	251,801	260,156
Recoverable taxes	15,051	7,619	Accounts payable for business combination	72,005	71,650
Tax assets	1,256	2,959	Derivatives - hedge accounting	40,052	35,169
Derivatives - hedge accounting	30,698	19,637	Derivatives	450	4,109
Derivatives	9,240	11,194	Tax liabilities	8,246	3,890
Other assets	31,856	38,269	Other taxes payable	13,040	14,382
Total current assets	1,111,449	1,080,625	Contract liability	20,491	32,136
			Other liabilities	50,745	47,501
Recoverable taxes	3,644	3,624	Total current liabilities	731,877	755,204
Deferred tax assets	37,848	35,138
Judicial deposits	9,710	9,819	Loans and borrowings	714,741	742,935
Restricted cash - Escrow account and indemnity asset	30,459	31,552	Lease liabilities	37,036	41,269
Other assets	3,637	3,654	Provisions	12,074	12,347
Property, plant and equipment	52,032	55,266	Accounts payable for business combination	132,681	133,299
Intangible assets and goodwill	1,719,226	1,750,898	Other liabilities	2,929	3,530
Right-of-use assets	50,402	56,187	Total non-current liabilities	899,461	933,380
Total non-current assets	1,906,958	1,946,138
			Equity
			Share capital	37	37
			Share premium	946,173	946,173
			Capital reserves	209,093	203,218
			Profit reserves	304,255	251,873
			Other comprehensive income	(72,489)	(63,122)
			Total equity	1,387,069	1,338,179
Total assets	3,018,407	3,026,763	Total equity and liabilities	3,018,407	3,026,763

6

Unaudited condensed consolidated statement of cash flows

(In thousands of Brazilian Reais)

	March 31, 2023	March 31, 2022
Cash flows from operating activities
Net profit for the period	52,382	29,223
Adjustments for:
Depreciation and amortization	25,053	19,390
Gain/loss on the sale of property, plant and equipment and intangible assets	(95)	1,926
Interest, monetary variation and exchange rate changes	22,085	4,488
Interest and exchange variation on accounts payable for business combinations	1,445	(11,628)
Exchange variation on escrow account related to Somo acquisition	67	3,123
Interest on lease	1,179	2,146
Unrealized gain on financial instruments	(4,544)	(4,487)
Income tax expenses	11,723	15,314
Reversal of impairment losses on trade receivables	(89)	(1,194)
Impairment losses on contract assets	1,694	1,064
Provision for labor risks	(273)	571
Stock-based plan	5,393	1,239
Income on financial investments	(193)	-
Present value adjustment - accounts payable for business combination	1,589	-
Others	41	-
Variation in operating assets and liabilities
Trade receivables	49,460	21,293
Contract assets	(18,900)	(78,979)
Recoverable taxes	245	(3,330)
Tax assets	(11,281)	(15,242)
Judicial deposits	110	(3,022)
Suppliers and other payables	(11,672)	(31,279)
Salaries and welfare charges	(7,628)	15,553
Tax liabilities	-	(901)
Other taxes payable	633	(682)
Contract liabilities	(12,657)	(2,021)
Other receivables and payables, net	10,795	(9,529)
Cash generated from (used in) operating activities	116,562	(46,964)
Income tax paid	(6,808)	(4,818)
Interest paid on loans and borrowings	(15,534)	(19,458)
Interest paid on lease	(1,148)	(1,479)
Net cash from (used in) operating activities	93,072	(72,719)
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(4,247)	(8,295)
Acquisition of subsidiary net of cash acquired - Somo	-	(265,137)
Cash outflow on hedge accounting settlement	-	16,134
Redemption of financial investments	1,474	350,128
Net cash from (used in) investment activities	(2,773)	92,830
Cash flows from financing activities:
Exercised stock options	478	5,128
Payment of lease liabilities	(5,919)	(6,084)
Settlement of derivatives	2,839	(381)
Payment of loans and borrowings	(19,432)	(38,506)
Payment of investment obligations - Somo	(1,235)	-
Net cash used in financing activities	(23,269)	(39,843)
Net increase/(decrease) in cash and cash equivalents	67,030	(19,732)
Cash and cash equivalents as of January 1st	185,727	135,727
Exchange variation effect on cash and cash equivalents	(1,207)	15,832
Cash and cash equivalents as of March 31	251,550	131,827

7

Reconciliation of Non-IFRS financial measures to comparable IFRS financial measures

Reconciliation of revenue growth as reported on an IFRS basis to revenue growth on a constant currency basis:

Net Revenue (in BRL thousand)	1Q23	1Q22	Var. 1Q23 x 1Q22
Net Revenue	609,991	491,872	24.0%
Net Revenue at Constant Currency	621,193	499,617	24.3%

In 1Q22, net revenue was R$491.9 million, an increase of 66.0% compared to 1Q21. The acquisition of Somo concluded on January 27, 2022 contributed to 10 percentage points of revenue growth in the quarter. Net revenue in constant currency grew

As of this quarter, we present an enhanced classification of our revenue by industry verticals, encompassing more comprehensive and representative industry categories that better align with our evolving business trends.

Net Revenue by industry (in BRL thousand)	1Q23	1Q22	Var. 1Q23 x 1Q22
Financial Services	174,783	156,326	11.8%
Consumer goods	116,156	104,369	11.3%
Technology and telecommunications	125,060	68,056	83.8%
Retail and industrial goods	75,814	73,222	3.5%
Life sciences	63,281	62,893	0.6%
Others	54,897	27,006	103.3%
Total	609,992	491,872	24.0%

Net Revenue by geography (in BRL thousand)	1Q23	1Q22	Var. 1Q23 x 1Q22
North America	263,386	203,940	29.1%
Europe	73,726	37,589	96.1%
LATAM (Latin America)	240,616	234,706	2.5%
APJ (Asia, Pacific and Japan)	32,263	15,637	106.3%
Total	609,991	491,872	24.0%

Reconciliation of various income statement amounts from IFRS to non-IFRS measures for the three months ended March 31, 2023 and 2022:

Gross Profit (in BRL thousand)	1Q23	1Q22	Var. 1Q23 x 1Q22
Net Revenue	609,991	491,872	24.0%
Cost of Services	(407,861)	(328,992)	24.0%
Gross Profit	202,130	162,880	24.1%
Adjustments
Depreciation and amortization (cost of services provided)	9,410	9,318	1.0%
Stock-based compensation	2,376	1,182	101.0%
Adjusted Gross Profit	213,916	173,380	23.4%
Adjusted Gross Profit Margin	35.1%	35.2%	-0.2p.p

8

Adjusted EBITDA (in BRL thousand)	1Q23	1Q22	Var. 1Q23 x 1Q22
Net profit for the period	52,382	29,223	79.2%
Adjustments
Net financial cost	19,968	16,712	19.5%
Income tax expense	11,723	15,314	-23.4%
Depreciation and amortization	25,053	19,390	29.2%
Stock-based compensation	5,393	1,239	335.3%
Government grants	(140)	(58)	140.5%
Acquisition-related expenses (1)	2,124	2,695	-21.2%
Adjusted EBITDA	116,504	84,515	37.9%
Adjusted EBITDA Margin	19.1%	17.2%	1.9p.p

(1)Includes present value adjustment on accounts payable for business combination, consulting expenses and retention packages.

Net Profit (in BRL thousand)	1Q23	1Q22	Var. 1Q23 x 1Q22
Net profit for the period	52,382	29,223	79.2%
Adjustments
Acquisition-related expenses (1)	14,836	10,323	43.7%
Adjusted Net Profit (2)	67,218	39,546	70.0%
Adjusted Net Profit Margin (2)	11.0%	8.0%	3p.p

(1)Includes amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business combination, consulting expenses and retention packages.

(2)Adjustments' amounts are gross of tax. Tax effects on non-IFRS adjustments totaled (R$67) in 1Q23 and  (R$24) in 1Q22.

9

CI&T

Inc.

Unaudited condensed consolidated

interim financial statements

March 31, 2023

10

Content

Unaudited condensed consolidated statements of financial position	12
Unaudited condensed consolidated statement of profit or loss	13
Unaudited condensed consolidated statement of other comprehensive income	14
Unaudited condensed consolidated statement of changes in equity	15
Unaudited condensed consolidated statement of cash flows	16
Notes to the unaudited condensed consolidated interim financial information	17

11

CI&T Inc.

Unaudited condensed consolidated statements of financial position as of March 31, 2023 and December 31, 2022

(In thousands of Brazilian Reais - R$)

Assets	Note	March 31, 2023	December 31, 2022	Liabilities and equity	Note	March 31, 2023	December 31, 2022
Cash and cash equivalents	7.1	251,550	185,727	Suppliers and other payables		21,542	33,376
Financial investments	7.2	93,884	96,299	Loans and borrowings	13	233,583	231,296
Trade receivables	8	445,455	501,671	Lease liabilities	12.b	19,922	21,539
Contract assets	20	232,459	217,250	Salaries and welfare charges	14	251,801	260,156
Recoverable taxes		15,051	7,619	Accounts payable for business combination	15	72,005	71,650
Tax assets		1,256	2,959	Derivatives - hedge accounting	25.2	40,052	35,169
Derivatives - hedge accounting	25.2	30,698	19,637	Derivatives		450	4,109
Derivatives	25.3	9,240	11,194	Tax liabilities		8,246	3,890
Other assets	9	31,856	38,269	Other taxes payable		13,040	14,382
				Contract liability		20,491	32,136
Total current assets		1,111,449	1,080,625	Other liabilities		50,745	47,501
				Total current liabilities		731,877	755,204
Recoverable taxes		3,644	3,624
Deferred tax assets		37,848	35,138	Loans and borrowings	13	714,741	742,935
Judicial deposits	16	9,710	9,819	Lease liabilities	12.b	37,036	41,269
Restricted cash - Escrow account and indemnity asset	2/15	30,459	31,552	Provisions	16	12,074	12,347
Other assets	9	3,637	3,654	Accounts payable for business combination	15	132,681	133,299
Property, plant and equipment	10	52,032	55,266	Other liabilities		2,929	3,530
Intangible assets and goodwill	11	1,719,226	1,750,898
Right-of-use assets	12.a	50,402	56,187	Total non-current liabilities		899,461	933,380

Total non-current assets		1,906,958	1,946,138	Equity	19
				Share capital		37	37
				Share premium		946,173	946,173
				Capital reserves		209,093	203,218
				Profit reserves		304,255	251,873
				Other comprehensive income		(72,489)	(63,122)
				Total equity		1,387,069	1,338,179
Total assets		3,018,407	3,026,763	Total equity and liabilities		3,018,407	3,026,763

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

12

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three-month period ended on March 31, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2023	March 31, 20222
Net revenue	20	609,991	491,872
Costs of services provided	21	(407,861)	(328,992)
Gross profit		202,130	162,880
Selling expenses	21	(45,554)	(35,129)
General and administrative expenses	21	(71,222)	(64,921)
Impairment loss on trade receivables and contract assets	21	(1,605)	(1,066)
Other income (expenses) net	21	324	(515)
Operating expenses net		(118,057)	(101,631)
Operating profit before financial income and tax		84,073	61,249
Finance income	22	20,664	69,582
Finance cost	22	(40,632)	(86,294)
Net finance costs		(19,968)	(16,712)
Profit before income tax		64,105	44,537
Current		(14,780)	(5,408)
Deferred		3,057	(9,906)
Total income tax expense		(11,723)	(15,314)
Net profit for the period		52,382	29,223
Earnings per share
Earnings per share – basic (in R$)	24	0.39	0.22
Earnings per share – diluted (in R$)	24	0.38	0.22

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

13

CI&T Inc.

Unaudited condensed consolidated statement of other comprehensive income

For the three-month period ended on March 31, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2023	March 31, 2022
Net profit for the period		52,382	29,223
Other comprehensive income (OCI):
Item that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments	19.d	(15,545)	(93,375)
Cash flow hedges - effective portion of changes in fair value	25	6,178	(35,724)
Total comprehensive income (loss) for the period		43,015	(99,876)
Total comprehensive income (loss) attributed to
Owners of the Company		43,015	(99,876)
Total comprehensive income (loss) for the period		43,015	(99,876)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

CI&T Inc.

Unaudited condensed consolidated statement of changes in equity

For the three-month period ended on March 31, 2023 and 2022

(In thousands of Brazilian Reais – R$)

					Profit reserves
	Notes	Share capital	Share premium	Capital reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2021		36	915,947	10,105	125,957	-	37,250	1,089,295
Net profit for the period		-	-	-	-	29,223	-	29,223
Exchange variation in foreign investments	19.f	-	-	-	-	-	(93,375)	(93,375)
Cash flow hedges - effective portion of changes in fair value	25.2.a1	-	-	-	-	-	(35,724)	(35,724)
Total comprehensive income for the year		-	-	-	-	29,223	(129,099)	(99,876)
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Issues to ordinary shares related to business combinations (Somo)	19.b	-	14,037	-	-	-	-	14,037
Equity settled stock-based compensation	18.d	-	-	144	-	-	-	144
Shares exercised by executive officers		1	-	5,128	-	-	-	5,129
Total contributions and distribution and constitution of reserves		1	14,037	5,272	-	-	-	19,310
Balances as of March 31, 2022		37	929,984	15,377	125,957	29,223	(91,849)	1,008,729
Balances as of December 31, 2022		37	946,173	203,218	251,873	-	(63,122)	1,338,179
Net profit for the period		-	-	-	-	52,382	-	52,382
Exchange variation in foreign investments	19.f	-	-	-	-	-	(15,545)	(15,545)
Cash flow hedges - effective portion of changes in fair value	25.2.a1	-	-	-	-	-	6,178	6,178
Total comprehensive income for the year		-	-	-	-	52,382	(9,367)	43,015
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Equity settled stock-based compensation	18.d	-	-	631	-	-	-	631
Equity settled restricted stock units	18.d	-	-	4,285	-	-	-	4,285
Equity settled incentive stock options	18.d	-	-	10	-	-	-	10
Restricted stock units exercised	18.d	-	-	471	-	-	-	471
Share options exercised		-	-	478	-	-	-	478
Total contributions and distribution and constitution of reserves		-	-	5,875	-	-	-	5,875
Balances as of March 31, 2023		37	946,173	209,093	251,873	52,382	(72,489)	1,387,069

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc.

Unaudited condensed consolidated statement of cash flows

For the three-month period ended on March 31, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Notes	March 31, 2023	March 31, 2022
Cash flows from operating activities
Net profit for the period		52,382	29,223
Adjustments for:
Depreciation and amortization	10, 11, 12	25,053	19,390
Gain/loss on the sale of property, plant and equipment and intangible assets	10, 11, 12	(95)	1,926
Interest, monetary variation and exchange rate changes		22,085	4,488
Interest and exchange variation on accounts payable for business combinations	15	1,445	(11,628)
Exchange variation on escrow account related to Somo acquisition		67	3,123
Interest on lease	13	1,179	2,146
Unrealized (gain on financial instruments		(4,544)	(4,487)
Income tax expenses		11,723	15,314
Reversal of impairment losses on trade receivables	8	(89)	(1,194)
Impairment losses on contract assets	20	1,694	1,064
Provision for labor risks	16	(273)	571
Stock-based plan	18.d	5,393	1,239
Income on financial investments	7.2	(193)	-
Present value adjustment - accounts payable for business combination	15	1,589	-
Others		41	-
Variation in operating assets and liabilities
Trade receivables		49,460	21,293
Contract assets		(18,900)	(78,979)
Recoverable taxes		245	(3,330)
Tax assets		(11,281)	(15,242)
Judicial deposits		110	(3,022)
Suppliers and other payables		(11,672)	(31,279)
Salaries and welfare charges		(7,628)	15,553
Tax liabilities		-	(901)
Other taxes payable		633	(682)
Contract liabilities		(12,657)	(2,021)
Other receivables and payables, net		10,795	(9,529)
Cash generated from (used in) operating activities		116,562	(46,964)
Income tax paid		(6,808)	(4,818)
Interest paid on loans and borrowings	13	(15,534)	(19,458)
Interest paid on lease	13	(1,148)	(1,479)
Net cash from (used in) operating activities		93,072	(72,719)
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	10, 11	(4,247)	(8,295)
Acquisition of subsidiary net of cash acquired - Somo		-	(265,137)
Cash outflow on hedge accounting settlement	25.2.a1	-	16,134
Redemption of financial investments	7.2	1,474	350,128
Net cash from (used in) investment activities		(2,773)	92,830
Cash flows from financing activities
Exercised stock options		478	5,128
Payment of lease liabilities	13	(5,919)	(6,084)
Settlement of derivatives	13	2,839	(381)
Payment of loans and borrowings	13	(19,432)	(38,506)
Payment of investment obligations - Somo	15	(1,235)	-
Net cash used in financing activities		(23,269)	(39,843)
Net increase/(decrease) in cash and cash equivalents		67,030	(19,732)
Cash and cash equivalents as of January 1st		185,727	135,727
Exchange variation effect on cash and cash equivalents		(1,207)	15,832
Cash and cash equivalents as of March 31		251,550	131,827

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Reporting Entity

CI&T Inc. (“CI&T” and/or “Company”), is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

2            Business combination

During 2022, the Company acquired several businesses for which we engaged independent valuation experts to assist in determining the fair value of the assets acquired and liabilities assumed and related deferred income tax impacts.

The summary of the prior period acquisitions on each acquisition date is as follows:

	Somo	Box 1824	Transpire	Ntersol
Acquisition/closing date	January 27, 2022	June 1, 2022	September 1, 2022	November 1, 2022
Cash	340,777	20,768	60,392	418,007
Restricted cash in escrow account	23,061	-	-	-
Earn-out	59,868	-	-	-
Accounts payable for business combination	-	-	-	-
Contingent consideration - Retained amount	9,671	8,871	-	75,096
Class A common shares issued	14,037	-	16,189	-
Stock-based payment – vested immediately (i)	-	4,124	-	170,774
Other	-	974	-	-
Price Adjustment	-	(558)	729	775
Total consideration transferred at the acquisition date	447,414	34.179	77,310	664,652
Total identifiable net assets acquired	(130,235)	(12,654)	(8,115)	(201,496)
Goodwill (note 11)	317,179	21,525	69,195	463,156

(i)	Refers to the purchase price to be paid in common shares in connection with business combination, but considered as vested immediately at each acquisition date, and the amount was measured at fair value on the same date.

17

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these unaudited condensed consolidated interim financial information was authorized by the Company’s Management and Audit Committee on May 17, 2023.

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais, US dollar (“US$”), Yen, Euro, Australian dollar (“AU$”), Pound sterling (“£”), and Colombian peso as the Company’s subsidiaries have their functional currencies.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The revisions to estimates are recognized prospectively.

a.            Judgments

Information about judgments made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

●	Note – 12.b - lease term: whether the Group is reasonably certain to exercise extension options;
●	Note – 20 - revenue recognition: whether service revenue is recognized over time or at point in time.

18

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

b.            Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next fiscal year is included in the following note:

●	Note 1 – acquisition of subsidiaries: fair value of the consideration transferred, fair value of identifiable intangibles.

c.            Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 1 – business combination - acquisition of subsidiaries;
●	Note 18 – stock-based payment transactions; and
●	Note 25 – financial instruments.

6            Change in accounting policy

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022.

(i)     Deferred tax related to assets and liabilities arising from a single transaction

The Group has adopted Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12 from 1 January 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognize the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all transactions, an entity applies the amendments to transactions that occur after the beginning of the earliest period presented.

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The Group previously accounted for deferred tax on leases and decommissioning liabilities applying the integrally linked approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as of 1 January 2022 as a result of the change. As of March 31, 2023, the amount of deferred tax assets is R$ 31,294 (R$ 29,637 as of December 31, 2022) and deferred tax liabilities is R$ 28,673 (R$ 27,025 as of December 31, 2022).

The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2023.

7            Cash and cash equivalents and financial investments

7.1 Cash and cash equivalents

.	March 31, 2023	December 31, 2022
Cash and cash equivalents	154,044	127,263
Short-term financial investments	97,506	58,464
Total	251,550	185,727

Short-term financial investments are represented by fixed income securities, with interest rates ranging from 101% to 102% on March 31, 2023 (101% to 102% as of December 31, 2022) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

7.2 Financial investments

.	March 31, 2023	December 31, 2022
Financial investments	93,884	96,299

The changes in the balances are as follows:

Balance as of January 1, 2023	96,299
Effect of movements in exchange rates	(1,134)
Income on financial investments	193
Redemption of financial investments	(1,474)
Balance as of March 31, 2023	93,884

Balance as of January 1, 2022	798,786
Effect of movements in exchange rates	(26,922)
Redemption of financial investments	(350,128)
Hedge accounting realization	(16,134)
Balance as of March 31, 2022	405,602

20

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

As of March 31, 2023 the balance of R$ 93,884 (US$ 8,582 and £ 8,001) (R$ 96,299 (US$ 18,456) as of December 31, 2022) is allocated between an interest-bearing account and time deposits. Both instruments are in US$ and £, and they bear interest rates ranging from 0.5% to 5.1% p.a. (from 0.57% to 4.2% p.a. on December 31, 2022), and such accounts present immediate liquidity. The Company holds US$ and £ amounts for short-term commitments in the same currencies. A foreign currency exposure arises from these financial investments held in US$ and £, since the amount may be subject to a significant exchange rate variation once translated to R$.

8            Trade receivables

The balances of trade receivables are presented, as follows:

	March 31, 2023	December 31, 2022
Trade receivables - Dollar denominated – from US customers	290,327	304,693
Trade receivables - Reais denominated – from Brazilian customers	94,636	133,582
Trade receivables - from other customers	61,068	64,049
(-) Expected credit losses	(576)	(653)
Trade receivables, net	445,455	501,671

The balances of trade receivables by maturity date are as follows:

	March 31, 2023		December 31, 2022
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses
Not due	412,099	(185)	458,802	(146)
Overdue:
from 1 to 60 days (i)	26,790	(12)	36,995	(261)
61 to 360 days	7,021	(258)	6,140	(119)
Over 360 days	121	(121)	387	(127)
Total	446,031	(576)	502,324	(653)

(i)	As of March 31, 2023, the balance of trade receivables overdue from 1 to 60 days of R$ 26,790 (R$ 36,995 as of December 31, 2022), refers to a series of individual clients. The Group considers these extensions and delays as expected in its credit risk analysis.

21

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2023	(653)
Provision	(612)
Reversal	701
Exchange variation	(12)
Balance as of March 31, 2023	(576)
Balance as of January 1, 2022	(1,059)
Provision	(299)
Reversal	297
Write-off	655
Exchange variation	205
Balance as of March 31, 2022	(201)

9            Other assets

	March 31, 2023	December 31, 2022
Prepaid expenses (a)	30,670	37,527
Rental security deposits	2,921	3,179
Advance to suppliers	86	242
Other	1,816	975
Total	35,493	41,923
Current	31,856	38,269
Non-current	3,637	3,654
Total	35,493	41,923

(a)	Prepaid expenses are mostly comprised of prepaid insurance, mainly related to directors’ and officers’ liability insurance, consulting, software support prepayments.

22

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

10            Property, plant and equipment

.	March 31, 2023	December 31, 2022
IT equipment	36,080	37,963
Furniture and fixtures	4,598	5,064
Leasehold improvements (a)	11,266	12,226
Property, plant and equipment in progress	88	13
Total	52,032	55,266

(a)   Improvements are depreciated on a straight-line basis based over the duration of the lease agreement.

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	In progress	Total
Cost:
Balance as of January 1, 2022	63,640	13,869	30,915	157	108,581
Exchange rate changes	(1,770)	(531)	(1,218)	-	(3,519)
Addition due to business combination (note 2)	2,334	25	-	-	2,359
Additions	7,868	75	26	48	8,017
Disposals	(3,301)	(434)	(5,079)	(19)	(8,833)
Transfers	6	-	115	(121)	-
Balance as of March 31, 2022	68,777	13,004	24,759	65	106,605
Balance as of January 1, 2023	75,547	10,308	21,498	13	107,366
Exchange rate changes	(173)	(100)	(204)	-	(477)
Additions	2,514	23	-	78	2,615
Disposals	(184)	(674)	-	-	(858)
Transfers	-	-	3	(3)	-
Balance as of March 31, 2023	77,704	9,557	21,297	88	108,646
Depreciation:
Balance as of December 31, 2021	(28,410)	(7,586)	(14,864)	-	(50,860)
Exchange rate changes	973	188	354	-	1,515
Additions	(3,770)	(347)	(842)	-	(4,959)
Disposals	1,744	607	4,729	-	7,080
Balance as of March 31, 2022	(29,463)	(7,138)	(10,623)	-	(47,224)
Balance as of December 31, 2022	(37,584)	(5,244)	(9,272)	-	(52,100)
Exchange rate changes	206	(41)	77	-	242
Additions	(4,401)	(291)	(836)	-	(5,528)
Disposals	155	617	-	-	772
Balance as of March 31, 2023	(41,624)	(4,959)	(10,031)	-	(56,614)
Balance as of:
December 31, 2022	37,963	5,064	12,226	13	55,266
March 31, 2023	36,080	4,598	11,266	88	52,032

The Group does not have property, plant or equipment pledged as collateral.

23

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

11            Intangible assets

	March 31, 2023	December 31, 2022
Software	5,352	5,641
Internally developed software (i)	3,544	4,059
Software in progress	2,485	1,032
Customer relationship	274,890	288,943
Non-compete agreement	10,107	10,865
Brands (i)	5,849	7,464
Subtotal	302,227	318,004
Goodwill	1,416,999	1,432,894
Total	1,719,226	1,750,898

(i)	Refers to internal expenses with software development to be sold by the Group and also for internal use.

Goodwill arising from the following acquisitions:

	March 31, 2023	December 31, 2022
CI&T IN Software (i)	2,871	2,871
CI&T Japan (ii)	974	1,007
Comrade (i)(ii)	17,119	18,367
Dextra (i)	595,721	595,721
Somo (ii)	260,715	260,466
Box 1824 (i)	21,525	21,525
Transpire (ii)	61,187	63,702
Ntersol (ii)	456,887	469,235
	1,416,999	1,432,894

(i)	Merged subsidiaries.
(ii)	Goodwill recorded in foreign currency, being subject to exchange variation at each reporting date.

24

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The change in the balances of intangible assets as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2022	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Additions due to business combination Somo (i)(note 2)	-	-	-	49,539	-	7,746	317,179	374,464
Exchange rate changes	(78)	-	-	-	-	-	(55,169)	(55,247)
Additions	52	-	226	-	-	-	-	278
Write-off	(731)	-	(32)	-	-	-	-	(763)
Transfers	50	-	(50)	-	-	-	-	-
Balance as of March 31, 2022	11,235	16,581	535	138,500	13,462	28,247	881,479	1,090,039
Balance as of December 31, 2022	15,186	18,586	1,032	313,259	13,462	33,798	1,432,894	1,828,217
Exchange rate changes	(101)	-	-	(4,096)	-	-	(15,895)	(20,092)
Additions	179	-	1,453	-	-	-	-	1,632
Disposals	(1)	(4)	-	-	-	-	-	(5)
Balance as of March 31, 2023	15,263	18,582	2,485	309,163	13,462	33,798	1,416,999	1,809,752
Amortization:
Balance as of January 1, 2022	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	96	-	-	-	-	-	-	96
Additions	(260)	(475)	-	(3,020)	(758)	(3,851)	-	(8,364)
Write-off	741	-	-	-	-	-	-	741
Balance as of March 31, 2022	(8,966)	(13,145)	-	(7,786)	(323)	(9,811)	-	(40,031)
Balance as of December 31, 2022	(9,545)	(14,527)	-	(24,316)	(2,597)	(26,334)	-	(77,319)
Exchange rate changes	16	-	-	211	-	-	-	227
Additions	(383)	(511)	-	(10,168)	(758)	(1,615)	-	(13,435)
Disposals	1	-	-	-	-	-	-	1
Balance as of March 31, 2023	(9,911)	(15,038)	-	(34,273)	(3,355)	(27,949)	-	(90,526)
Balance at:
December 31, 2022	5,641	4,059	1,032	288,943	10,865	7,464	1,432,894	1,750,898
March 31, 2023	5,352	3,544	2,485	274,890	10,107	5,849	1,416,999	1,719,226

(i)	Refers to the amount of goodwill on the acquisition date.

Impairment test – Goodwill

For the period ended March 31, 2023, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

25

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

12            Leases

  Right-of-use assets

.	March 31, 2023	December 31, 2022
Properties	42,589	48,415
Vehicles	7,813	7,772
Total	50,402	56,187

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remained rental expenses for the period totaled R$ 1,714 as of March 31, 2023 (R$ 1,717 as of March 31, 2022).

The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance as of January 1, 2022	107,640	6,372	851	114,863
Additions due to business combination (note 2)	6,800	-	-	6,800
Exchange rate changes	(1,073)	-	-	(1,073)
Additions	2,209	2,637	-	4,846
Derecognition of right-of-use assets	(340)	(469)	-	(809)
Balance on March 31, 2022	115,236	8,540	851	124,627
Balance as of December 31, 2022	90,587	12,198	-	102,785
Exchange rate changes	(1,285)	-	-	(1,285)
Additions	261	1,470	-	1,731
Derecognition of right-of-use assets	(352)	(1,113)	-	(1,465)
Balance on March 31, 2023	89,211	12,555	-	101,766
Depreciation:
Initial amount on January 1, 2022	(38,200)	(2,199)	(638)	(41,037)
Exchange rate changes	(3,732)	-	-	(3,732)
Depreciation	(5,359)	(637)	(71)	(6,067)
Derecognition of right-of-use assets	-	413	-	413
Balance on March 31, 2022	(47,291)	(2,423)	(709)	(50,423)
Balance on December 31, 2022	(42,172)	(4,426)	-	(46,598)
Exchange rate changes	618	-	-	618
Depreciation	(5,068)	(1,022)	-	(6,090)
Derecognition of right-of-use assets	-	706	-	706
Balance on March 31, 2023	(46,622)	(4,742)	-	(51,364)
Net balance at:
December 31, 2022	48,415	7,772	-	56,187
March 31, 2023	42,589	7,813	-	50,402

26

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

b. Lease liabilities

	Average discount rate (per year)	March 31, 2023	December 31, 2022
Properties	8.05% (2022: 8.26%)	48,591	54,369
Vehicles	17.09% (2022: 16.63%)	8,367	8,439
Total		56,958	62,808
Current		19,922	21,539
Non-current		37,036	41,269
Total		56,958	62,808

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 13.

13            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Currency	Average interest rate per year (%)	Year of maturity	March 31, 2023	December 31, 2022
Bradesco (i)	R$	CDI + 1.10%	2023	-	1,669
Citibank (ii)	US$	4.06% p.a. / 2.28% p.a.	2023	15,073	14,937
Bradesco (i)	R$	CDI + 1.75%	2026	283,444	296,774
Citibank (i)	US$	Libor 3 months rate + 2.07%	2026	129,830	129,701
Itaú (ii)	US$	4.86% p.a.	2023	54,089	53,500
Citibank (ii)	US$	3.80% p.a.	2023	10,280	10,191
Bradesco (ii)	US$	3.98% p.a.	2023	15,323	15,183
Santander (ii)	US$	5.02% p.a.	2026	103,319	111,106
Citibank (ii)	US$	SOFR 2.79% p.a.	2027	206,130	209,193
HSBC (ii)	US$	SOFR 2.90% p.a.	2027	130,836	131,977
Total				948,324	974,231

(i)     Export credit note - NCE: Refers to financing to export software development services.

(ii)    Advance on Foreign Exchange Contract (ACC).

These balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	March 31, 2023	December 31, 2022
Current	233,583	231,296
Non-current	714,741	742,935
Total	948,324	974,231

The principal balances of long-term loans and borrowings as of March 31, 2023, mature as follows:

2024	137,106
2025	243,244
2026	232,491
2027	101,900
Non-current liabilities	714,741

27

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities	Leases	Liabilities	Net Equity	Total
	Loans and borrowings	Leases (note 12.b)	Accounts payable for business combination (Note 15)	Reserves
Balance as of December 31, 2022	974,231	62,808	204,949	1,401,264	2,643,289
Changes in cash flow from financing activities
Loans, borrowings and lease liabilities payments	(19,432)	(5,919)	-	-	(25,351)
Proceeds from exercise of share options	-	-	-	478	478
Settlement of derivatives	2,839	-	-	-	2,839
Payment related to business combination	-	-	(1,235)	-	(1,235)
Total changes in cash flow from financing activities	(16,593)	(5,919)	(1,235)	478	(23,269)
Exchange rate changes	(11,892)	(750)	(2,004)	-	(14,646)
Other changes - liabilities
New leases	-	1,732	-	-	1,732
Interest expenses	21,079	1,179	-	-	22,258
Interest paid	(15,534)	(1,148)	-	-	(16,682)
Other borrowing/lease costs	(2,967)	-	-	-	(2,967)
Lease write-offs	-	(944)	-	-	(944)
Other changes liabilities	-	-	2,976	-	2,976
Total other changes - liabilities	2,578	819	2,976	-	6,373
Total other changes - equity	-	-	-	57,779	57,779
Balance as of March 31, 2023	948,324	56,958	204,686	1,459,521	2,669,489

	Liabilities	Leases	Net Equity	Total
	Loans and financing	Leases	Reserves
Balance as of January 1, 2022	788,709	81,888	1,052,042	1,922,639
Changes in cash flow from financing activities
Loan and borrowings payments, and lease payments	(38,506)	(6,084)	-	(44,590)
Proceeds from exercise of share options	-	-	5,128	5,128
Settlement of derivatives	(381)	-	-	(381)
Total changes in financing cash flows	(38,887)	(6,084)	5,128	(39,843)
Effect of changes in exchange rates	(2,604)	(5,174)	-	(7,778)
Other changes - related to liabilities
Additions due to business combination (note 2)	42,268	6,800	-	49,068
New leases	-	4,847	-	4,847
Interest expense	15,990	2,146	-	18,136
Interest paid	(19,458)	(1,479)	-	(20,937)
Other borrowing/lease costs	(38,042)	(195)	-	(38,237)
Lease write-offs	-	(245)	-	(245)
Total other changes related to liabilities	758	11,874	-	12,632
Total other changes related to equity	-	-	43,404	43,404
Balance as of March 31, 2022	747,976	82,504	1,100,541	1,931,021

28

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

  Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
  Some of the debt contracts held by the Group include covenants that demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

The Group has complied with these covenants as of March 31, 2023 and December 31,2022.

14            Salaries and welfare charges

	March 31, 2023	December 31, 2022
Salaries	31,883	30,551
Accrued vacation and charges	112,631	107,801
Bonus	47,021	64,815
Withholding income tax	20,803	29,267
Payroll charges (social contributions)	12,695	15,168
Others	26,768	12,554
Total	251,801	260,156

15            Accounts payable for business combination

	March 31, 2023	December 31, 2022
Dextra
Retained amount	35,275	34,183
	35,275	34,183
Somo
Earn-out	61,588	61,529
Escrow account	18,854	20,091
Other	2,149	2,148
	82,591	83,768
Box 1824
Retained amount	9,460	9,165
Other	974	974
	10,434	10,139
Ntersol
Retained amount	75,631	76,084
Other	755	775
	76,386	76,859
Current	72,005	71,650
Non-current	132,681	133,299
Total	204,686	204,949

29

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The table below shows the movement of the accounts payable for business combination:

	March 31, 2023
	Balance as of January 1, 2023	Monetary adjustment(i)	Exchange variation	Fair value / Present value adjustments	Payment	Balance as of March 31, 2023
Accounts payable for business combination	204,949	1,387	(2,004)	1,589	(1,235)	204,686
Dextra	34,183	1,092	-	-	-	35,275
Somo	83,768	-	58	-	(1,235)	82,591
Box	10,139	295	-	-	-	10,434
Ntersol	76,859	-	(2,062)	1,589	-	76,386

	March 31, 2022
	Balance as of January 1, 2022	Monetary adjustment (i)	Price adjustment review	Acquisitions (note 2)	Exchange variation	Balance as of March 31, 2022
Accounts payable for business combination	85,726	2,033	2,365	92,600	(13,661)	169,063
Dextra	85,726	2,033	-	-	-	90,124
Somo	-	-	-	92,600	(13,661)	78,939

(i) Adjusted by the CDI rate

16            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

0	Balance as of January 1, 2022	Provisions	Reversal	Payments	Balance as of March 31, 2022	Provisions assumed in a business combination (i)	Reversal of provisions assumed in a business combination (i)	Provisions	Reversal	Balance as of December 31, 2022	Reversal	Balance as of March 31, 2023
Tax	131	69	-	-	200	-	-	8	(3)	205	(192)	13
Labor	502	582	(80)	(15)	989	13,583	(2,240)	-	(190)	12,142	(81)	12,061
Total Provisions	633	651	(80)	(15)	1,189	13,583	(2,240)	8	(193)	12,347	(273)	12,074

(i)	In relation to the business combination with Box 1824, the Group has also assumed an amount of R$ 11,343 (R$ 13,583 on the acquisition date) related to labor contingencies liability.

The main labor lawsuits referred to above refer to the compliance with minimum quota of employees with disabilities and lack of control over working hours.

Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 10,742 as of March 31, 2023 (R$ 10,563 as of December 31, 2022).

Judicial deposits

As of March 31, 2023, the Group’s judicial deposits totaled R$ 9,710 (R$ 9,819 as of December 31, 2022), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 9,438 (R$ 9,405 as of December 31, 2022) refer to tax lawsuits, R$272 (R$415 as of December 31, 2022) refer to labor lawsuits.

30

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

17            Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

Additionally, the Group offers its employees the option to participate in a private pension plan to which voluntary contributions are made. For CI&T US, CI&T UK and CI&T Canada, the subsidiaries contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

18            Stock-based compensation

a.            Equity-settled and cash-settled stock-based payment arrangements

The key terms and conditions related to the grants under the Stock option, Incentive stock option and Restricted stock units programs are as follows:

Plan / Grant date	Currency	Number of granted options/RSUs	Fair value at grant date (R$)	Contractual life (i)	Limit date (i)
Equity-settled stock-based payment arrangement
Stock options plan (SOP)
04/01/2020 – 1stand 2nd program	R$	3,940,478	1,846	6.8 years	01/01/2027
04/01/2021 – 3rd program	R$	666,616	1,275	5.8 years	01/01/2027
04/01/2021 – 4th program	R$	187,820	298	5.8 years	01/01/2027
04/01/2022	US$	290,099	4,593	6.8 years	01/01/2028
08/01/2022	US$	133,245	737	5.5 years	01/01/2028
09/01/2022	US$	87,629	170	5.4 years	01/01/2028
10/01/2022	US$	7,606	11	5.3 years	01/01/2028
Incentive stock options (ISO)
10/01/2022	US$	83,522	187	5.3 years	01/01/2027
Restricted stock units (RSU)
10/01/2022	US$	46,314	2,250	5.3 years	01/01/2027
11/01/2022	US$	1,399,998	59,771	3.5 years	01/01/2026
Equity-settled stock-based payment arrangement
Stock options plan (SOP)
04/01/2020 - 2nd Program	R$	69,774	6.8 years	01/01/2027	801
10/06/2021 - 3rd program	R$	6,065	5.3 years	01/01/2027	13
10/21/2021 - 4th program	R$	6,065	5.2 years	01/01/2027	23
10/11/2022	US$	13,101	5.3 years	01/01/2028	1

(i)     Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

31

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

b.            Measurement of fair values

The Company estimated the following assumptions for the calculation of the fair value of the share options:

b.1            Equity settled

Plan / Grant date	Currency	Exercise price	Share price at grant date	Interest rate	Volatility (% p.a.)	Fair value at grant date	Expected life (weighted-average)
Stock options plan (SOP)
04/01/2020 - 1st and 2nd Program	R$	9.58	21.68	24.19%	1.53%	0.48	3.7 years
04/01/2021 - 3rd program	R$	19.84	21.68	27.73%	2.66%	1.81	4.3 years
04/01/2021 - 4th program	R$	19.84	21.68	27.73%	2.66%	1.85	4.3 years
04/01/2022	US$	16.75	17.50	27.44%	0.39%	3.37	3.0 years
04/01/2022	US$	15.00	11.50	27.44%	2.60%	1.08	2.4 years
04/01/2022	US$	16.75-16.95	8.13	27.44%	3.26%	0.65	2.4 years
04/01/2022	US$	17.50	9.39	27.44%	3.83%	0.26	2.4 years
Incentive stock options (ISO)
10/01/2022	US$	16.75	9.39	27.44%	3.83%	0.44	2.3 years
Restricted stock units (RSU)
10/01/2022	US$	n/a	9.39	27.44%	3.83%	9.39	3.7 years
10/01/2022	US$	n/a	8.29	27.44%	4.07%	8.29	3.5 years

  Expected volatility: The expected volatility was estimated based on the historical volatility of the comparable companies share prices. The expected life of options represents the period of time the granted options are expected to be outstanding.

b.2            Cash-settled

The inputs used in the measurement of the fair value at grant date were remeasured on March 31, 2023:

Grant date	Currency	Exercise price	Share price on March 31, 2023	Interest rate	Volatility (% p.a.)	Fair value at remeasured date March 31, 2023	Expected life (weighted-average)
Stock options plan (SOP)
04/01/2020 - 2nd Program	R$	9.58	26.88	3.55%	31.71%	18.75	1.8 years
10/06/2021 - 4th program	R$	19.84	26.88	3.55%	31.71%	10.62	2.0 years
10/21/2021 - 4th program	R$	19.84	26.88	3.55%	31.71%	10.62	2.0 years
10/01/2022	US$	16.75	5.29	3.55%	31.71%	0.03	2.2 years

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

c.            Reconciliation of outstanding share options and RSUs

The following shows the evolution of the share options and RSUs for the year ended at March 31, 2023:

Grant date	Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 03/31/2023	Number of vested on 03/31/2023
Equity-settled stock-based payment arrangement
Stock options plan (SOP)
04/01/2020 - 1st and 2nd Program	3,940,478	(78,360)	(991,973)	2,870,145	2,315,032
04/01/2021 - 3rd program	666,616	-	(79,620)	586,996	266,644
04/01/2021 - 4th program	187,820	(19,900)	(12,367)	155,553	56,348
04/01/2022	290,099	-	-	290,099	58,020
08/01/2022	133,245	-	-	133,245	26,649
09/01/2022	87,629	-	-	87,629	17,526
10/01/2022	7,606	-	-	7,606	1,521
	5,313,493	(98,260)	(1,083,960)	4,131,273	2,741,740
Incentive stock options (ISO)
10/01/2022	83,522	-	-	83,522	16,704
	83,522	-	-	83,522	16,704
Restricted stock units (RSU)
10/01/2022	46,314	-	(9,282)	37,032	9,282
11/10/2022	1,399,998	-	-	1,399,998	-
	1,446,312	-	(9,282)	1,437,030	9,282
Equity-settled stock-based payment arrangement
Stock options plan (SOP)
04/01/2020 - 2nd Program	69,774	-	(1,774)	68,000	40,993
10/06/2021 - 3rd program	6,065	-	(909)	5,156	1,818
10/21/2021 - 4th program	6,065	-	-	6,065	1,818
10/01/2022	13,101	-	-	13,101	2,620
	95,005	-	(2,683)	92,322	47,249

d.            Expenses recognized in profit or loss

	March 31, 2023	March 31, 2022
Plan in force:
Equity settled - SOP	467	144
Equity settled - RSU	4,783	-
Equity settled - ISO	9	-
Cash settled	(58)	1,095
Shares granted to executives’ officers	192	-
Expenses recognized in profit or loss (note 21)	5,393	1,239
RSUs issued during the year	(471)	-
Total	4,922	1,239
(-) Effect of cash settled	58	(1,095)
Effect of movements in exchange rates	(54)	-
Total shareholders’ equity	4,926	144

33

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

19            Equity

a.            Share capital

	March 31, 2023	December 31, 2022
Number of ordinary nominative shares	132,855,983	133,814,311
Par value	0.00027	0.00027
Share capital	37	37

As of March 31, 2023 the total issued share capital of R$ 37 (R$ 37 as of December 31, 2022) is divided into 133,855,983 common shares (133,814,311 as of December 31, 2022).

Those common shares are divided into 20,044,851 Class A common shares, including 225,649 Class A common shares that were issued as part of the payment for the Somo acquisition in January 2022, 341,631 Class A common shares that were issued in August 2022 as part of the payment for the Transpire acquisition on September 1, 2022, both of them issued accordingly the CI&T´s share price at their respective transaction dates, and 1,090,807 Class A common shares issued until March 2023 in connection with the Company’s stock-based compensation plan (see note 18), and 113,811,132 Class B common shares.

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.            Share premium

After the Company has completed its initial public offering in November 2021 (note 1), the share premium referred to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

In connection with the business combinations occurred in 2022, the share premium increased by R$ 14,037 from shares issued as part of the payment for the Somo acquisition in January 2022  and R$ 16,189 from shares issued as part of the payment for the Transpire acquisition in September 2022. As of March 31, 2023 and December 31, 2022, the total amount of share premium is R$ 946,173.

c.            Capital reserve

Stock-based compensation

The Group stock-based compensation plans in place were accounted as Capital reserve (see note 18).

d.            Earnings reserves

	March 31, 2023	December 31, 2022
Retained earnings reserve	251,873	251,873
Retained earnings – net profit for the period	52,382	-
Total retained earnings	304,255	251,873

As of March 31, 2023, the Company’s Board of Directors has not yet decided on the earnings reserve application.

e.            Dividends and interest on shareholders’ equity

As of March 31, 2023, the Company had no dividends and interest on shareholder´s equity liability.

f.            Other comprehensive income

Translation differences

Accumulated translation adjustments include all foreign currency translation differences on investments abroad.

Foreign currency translation exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income, as described in note 8.b.ii, and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Cash flow hedges

As mentioned on note 25, since January 2022, the Company decided to apply hedge accounting for financial instruments (non-derivatives), with the purpose of hedging exchange rates in transactions related to highly probable risk operations. The movement of exchange variation to be realized by highly probable transactions is accumulated in other comprehensive income.

20            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	March 31, 2023	March 31, 2022
Software development revenue	580,876	470,662
Software maintenance revenue	17,020	13,380
Revenue from software license agent	726	249
Consulting revenue	10,599	5,173
Other revenue	770	2,408
Total net revenue	609,991	491,872

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The following table sets forth the net revenue by industry vertical for the periods indicated:

.	March 31, 2023	March 31, 2022
By Industry Vertical
Financial services	174,783	156,326
Consumer goods	116,156	104,369
Technology and telecommunications	125,060	68,056
Retail and industrial goods	75,814	73,222
Life sciences	63,281	62,893
Others	54,897	27,006
Total net revenue	609,991	491,872

Performance obligations and revenue recognition policies

The revenue is measure based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the product or service to the customer.

The table below provides information on the nature and timing of performance obligations in contracts with customers, including the revenue recognition policies listed in the main types of services:

Type of service	Nature and timing of performance obligations	Revenue recognition in accordance with IFRS 15
Services provision: - software development; - software maintenance; - consultancy.

The Group has determined that the customer controls all work in progress as the services are provided. This is because, according to these contracts, services are provided according to the client’s specifications and, if a contract is terminated by the client, the Group will be entitled to reimbursement of the costs incurred to date, including a reasonable margin.

Invoices are issued in accordance with contractual terms and are usually paid on average in 69 days as of March 31, 2023. Unbilled amounts are presented as contract assets.

The associated revenue and costs are recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Software License Agency

The Group acts as an agent in software license agreements between the developer and the customer.

Invoices (related to agency fees) are issued in accordance with the contractual terms and are generally paid on average within 45 days.

Revenue related to fees as agent is recognized when contracts are entered into.

36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the statement of financial position as follows:

.	March 31, 2023	December 31, 2022
Contract assets – Dollar denominated – from Brazilian customers	135,155	94,613
Contract assets – Reais denominated – from US customers	61,321	104,836
Contract assets – from other customers	38,346	18,474
(-) Expected credit losses from contract assets	(2,363)	(673)
Total	232,459	217,250

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2022	(913)
Reversal (Provision)	(1,064)
Effect of movements in exchange rates	177
Balance as of March 31, 2022	(1,800)
Reversal (Provision)	1,158
Effect of movements in exchange rates	(31)
Balance as of December 31, 2022	(673)
Reversal (Provision)	(1,694)
Effect of movements in exchange rates	4
Balance as of March 31, 2023	(2,363)

21            Expenses by nature

Information on the nature of expenses recognized in the condensed consolidated interim statement of profit or loss is presented below:

	March 31, 2023	March 31, 2022
Employee expenses	(443,313)	(365,596)
Third-party services and other inputs	(34,070)	(24,226)
Depreciation and amortization (a)	(25,053)	(19,390)
Insurance	(3,375)	(4,107)
Short-term leases (e)	(1,714)	(1,717)
Travel expenses	(2,563)	(1,378)
Training	(976)	(1,275)
Stock-based compensation (b)	(5,393)	(1,239)
Expected credit losses	(1,605)	(1,066)
Consulting (c)	(340)	(2,695)
Other post-acquisition expenses (d)	(1,784)	-
Other costs and expenses	(5,732)	(7,934)
Total	(525,918)	(430,623)
Disclosed as:
Costs of services provided	(407,861)	(328,992)
Selling expenses	(45,554)	(35,129)
General and administrative expenses	(71,222)	(64,921)
Impairment loss on trade receivables and contract assets	(1,605)	(1,066)
Other income (expenses) net	324	(515)
Total	(525,918)	(430,623)

37

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

(a)	Depreciation and amortization include R$ 9,410 (R$ 9,318 as of March 31, 2022) classified as cost of services, R$ 2,931 (R$ 10,072 as of March 31, 2022) as expenses and R$12,712 (R$ 7,628 as of March 31, 2022) regarding intangible assets acquired in business combination as general and administrative expenses.
(b)	Stock-based compensation includes R$ 2,376 (R$ 1,182 as of March 31, 2022) classified as cost of services and R$ 3,017 (R$ 57 as of March 31, 2022) as expenses.
(c)	Consulting expenses in the total amount of R$ 340 (R$ 2,695 as of March 31, 2022) related to acquisitions.
(d)	Other post-acquisition expenses include the present value adjustment on account payable for business combination (R$1,589) and other expenses related to the obligation of business combination (R$195).
(e)	Short-term leases include R$ 931 related leases of low-value assets and R$ 783 related to other condominium costs. (R$1,036 and R$681 respectively in March 31, 2022).

22            Net finance costs

.	March 31, 2023	March 31, 2022
Finance income:
Income from financial investments	2,750	1,384
Foreign-exchange gain	9,073	62,034
Gains on derivatives	8,602	5,801
Interest received	43	200
Positive monetary variation	195	4
Other finance income	1	159
Total	20,664	69,582
Finance costs:
Exchange variation loss	(11,302)	(60,688)
Loss on derivatives	(4,058)	(805)
Interest and charges on loans and leases (note 12)	(23,343)	(18,137)
Negative monetary variation	(1,365)	(2,033)
Other finance costs	(564)	(4,631)
Total	(40,632)	(86,294)
Net finance costs	(19,968)	(16,712)

23            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group’s consolidated effective tax rate in respect of continuing operations for the three-month period ended March 31, 2023 was 18% and for the three-month period ended March 31, 2022 was 34%.

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

24            Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares. The calculation of diluted earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares, after adjustments for all potential diluted common shares.

	March 31, 2023	March 31, 2022
Numerator
Profit attributable to holders of common shares	52,382	29,223
Denominator
Weighted average number of basic shares held by shareholders	133,834,456	132,639,430
Earnings per share – basic	0.39	0.22

Numerator
Profit attributable to holders of common shares	52,382	29,223
Denominator
Weighted average number of diluted shares held by shareholders	137,279,821	132,963,392
Net earnings per share – diluted	0.38	0.22

Weighted average number of common shares

	March 31, 2023	March 31, 2022
Weighted average common shares (basic)	133,834,456	132,639,430
Effect of stock options when exercised	3,445,365	323,962
Weighted average number of common shares	137,279,821	132,963,392

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

25            Financial instruments and risk management

25.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. These instruments are managed to assure liquidity and profitability. The control policy consists of monitoring the terms contracted against the terms and condition current in the market. The Company does not make investments of a speculative nature in derivatives or any other risk assets.

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

  Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
  Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to a provision for losses. Their carrying amount is a reasonable approximation of fair value.
  Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.
  Derivative financial instruments: The financial instruments were valued by calculating the present value through the use of market curves that impact the specific instrument on the calculation dates. For this, future curves of US$ Libor 3M, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.
  Non-derivatives financial instruments: Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designated hedge relationships between “highly probable future transactions” (hedged item) and non-derivative financial instruments (hedging instruments), and their exchange effects were recognized at the same time in the OCI. The exchange rate variations in proportions of cash flows from non-derivative financial instruments were designated as hedging instruments. At the inception of designated hedging relationships, the Group documented the risk management objective and strategy for undertaking the hedge. The Group also documented the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.
40

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	March 31, 2023
	Amortized cost	Assets / liabilities measured at FVTPL	Assets / liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	251,550	-	-	251,550
Financial investments	93,884	-	-	93,884
Trade receivables	445,455	-	-	445,455
Contract assets	232,459	-	-	232,459
Derivatives	-	9,240	-	9,240
Non-derivatives financial instruments	-	-	30,698	30,698
Other assets	35,493	-	-	35,493
	1,058,841	9,240	30,698	1,098,779

Financial liabilities
Suppliers and other payables	21,542	-	-	21,542
Loans and borrowings	948,324	-	-	948,324
Lease liabilities	56,958	-	-	56,958
Accounts payable for business combination	67,467	137,219	-	204,686
Derivatives	-	450	-	450
Non-derivatives financial instruments	-	-	40,052	40,052
Contract liabilities	20,491	-	-	20,491
Other liabilities	53,674	-	-	53,674
	1,168,456	137,669	40,052	1,346,177

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

	December 31, 2022
	Amortized cost	Assets / liabilities measured at FVTPL	Assets / liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	185,727	-	-	185,727
Financial investments	96,299	-	-	96,299
Trade receivables	501,671	-	-	501,671
Contract assets	217,250	-	-	217,250
Derivatives	-	11,194	-	11,194
Non-derivatives financial instruments	-	-	19,637	19,637
Other assets	41,923	-	-	41,923
	1,042,870	11,194	19,637	1,073,701

Financial liabilities
Suppliers and other payables	33,376	-	-	33,376
Loans and borrowings	974,231	-	-	974,231
Lease liabilities	62,808	-	-	62,808
Accounts payable for business combination	68,561	136,388	-	204,949
Derivatives		4,109	-	4,109
Non-derivatives financial instruments		-	35,169	35,169
Contract liabilities	32,136	-	-	32,136
Other liabilities	51,031	-	-	51,031
	1,222,143	140,497	35,169	1,397,809

25.2            Financial risk management

The Group’s operations are subject to the following risk factors:

a.            Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in national economic policy, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

Management interest rate benchmark reform and associated risks.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (lBORs) with alternative nearly risk-free rates (referred to as ‘lBOR reform’). In 2021, the Group undertook amendments to most financial instruments with contractual terms indexed to lBORs such that they incorporated new benchmark rates. As of March 31, 2023, the Group’s remaining lBOR exposure is indexed to US dollar LIBOR. The alternative reference rate for all US dollar LIBOR is the Secured Overnight Financing Rate (SOFR). The Group finished the process of implementing appropriate fallback clauses for all US dollar LIBOR indexed exposures in 2021. These clauses automatically switch the instruments from USD LIBOR to SOFR as and when USD LIBOR ceases. As announced by the Financial Conduct Authority (FCA) in early 2022, the panel bank submissions for US dollar LIBOR will cease in mid-2023.

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The risk Management monitors and manages the Group´s transition to alternative rates. The Management evaluates the extent to which contracts reference lBOR cash flows, whether such contracts will need to be amended as a result of lBOR reform and how to manage communication about lBOR reform with counterparties. The Management reports to the Company´s board of directors regularly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from lBOR reform.

a.1            Foreign currency – Exchange rate changes

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business combination, lease liabilities and derivatives. See below the total exposure to foreign currency:

	March 31, 2023			December 31, 2022
	US$	£	Other	US$	£	Other
Financial investments	43,602	50,282	-	96,299	-	-
Suppliers and other payables	(4,319)	(1,094)	(1,789)	(4,229)	(2,264)	(2,078)
Trade receivables	293,394	47,322	10,680	304,617	51,152	12,306
Loans and borrowings	(224,595)	-	-	(223,512)	-	-
Lease liabilities	(26,773)	(236)	(1,914)	(29,147)	(1,009)	(2,493)
Accounts payable for business combination	(76,385)	(82,591)	-	(76,859)	(83,768)	-
Derivatives	(450)	-	-	(4,109)	-	-
Net exposure	4,474	13,683	6,977	63,060	(35,889)	7,735

Cash flow hedge for the Group's future Revenues

Considering the natural hedge and the risk management strategy, the Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods in which they will occur.

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The schedule of cash flow hedge involving the Company´s future exports as of March 31, 2023 is set below:

					Present value of hedging instrument notional value at March 31, 2023
Hedging Instrument	Hedged Transaction	Nature of the Risk	Maturity Date	USD	BRL
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate	2023 to 2026
Citibank (i)			2026	27,000	137,171
Citibank (ii)			2023	3,000	15,241
Bradesco (ii)			2023	3,000	15,241
Citibank (ii)			2023	2,000	10,161
Itaú (ii)			2023	10,000	50,804
Total amounts designated as of March 31, 2023				45,000	228,618

(i) Export credit note - NCE: Refers to financing to export software development services.

(ii) Advance on Foreign Exchange Contract (ACC).

Changes in the fair value of US$ foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in Equity, Other Comprehensive Income (“OCI”) and the ineffective component recorded in Statement of Profit or Loss, in finance income (expense). The amounts accumulated in Equity are recognized in the Statement of Profit or Loss in the years in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable exports” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future exports in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge Accounting Effects

The movement of exchange variation accumulated in other comprehensive income as of March 31, 2023 and December 31, 2022, resulting from completed and expected exports are set out below:

Exchange variation
Balance as of January 1, 2022	-
Recognized in Other comprehensive income	(23,855)
Reclassified to the statements of profit or loss - occurred exports	8,323
Balance as of December 31, 2022	(15,532)
Recognized in Other comprehensive income	6,178
Balance as of March 31, 2023	(9,354)

As of March 31, 2023, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 1,317.

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

Sensitivity analysis for exchange rate risk

	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the period	Foreign currency appreciation – US$	5.0804	5.0000	6.2500	7.5000
Financial investments		8,582	(692)	10,036	20,763
Suppliers and other payables		(850)	69	(994)	(2,056)
Trade receivables		57,750	(4,644)	67,544	139,731
Loans and borrowings		(44,208)	3,555	(51,705)	(106,965)
Derivatives		19,107	(1,538)	22,346	46,230
Lease liabilities		(5,270)	423	(6,165)	(12,752)
Accounts payable for business combination		(14,887)	1,950	(16,659)	(35,268)
Net effect			(877)	24,403	49,683

	Risk	Exposure in £	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency appreciation – £	6.2845	5.7692	7.2115	8.6538
Financial investments		8,001	(4,123)	7,417	18,957
Suppliers and other payables		(174)	90	(161)	(412)
Trade receivables		7,530	(3,880)	6,981	17,841
Lease liabilities		(38)	17	(38)	(93)
Accounts payable for business combination		(13,142)	6,772	(12,183)	(31,137)
Net effect			(1,124)	2,016	5,156

a.2            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

a.3            Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements, due to an increase or decrease in the balances of trade receivables and investments in foreign currency and the variation in the balances of financial investments and loans and borrowings.

45

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially through the contracting of derivative financial instruments. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios that may impact the Group’s future results and cash flows, as described below:

(i)	Probable scenario: The Group’s projections, based on internal and external data, considered the highest projection expected by the Company for the next 12 months: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments and loans and borrowings was 13.05% for CDI, 5.30% for Libor (only applicable for some loans and borrowings) and 5.30 for SOFR; (ii) the exchange rate of R$ 5.00 for US$ and R$ 5.77 for £, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.

(ii)	Adverse scenario: considered a variation of 25% in the main risk factor of each transaction.

(iii)	Remote scenario: considered a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was March 31, 2023, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate increase - CDI	97,506	13.81%	13.05%	16.31%	19.58%
				(741)	2,438	5,626
Loans and borrowings	Interest rate increase - CDI	(283,444)	13.81%	13.05%	16.31%	19.58%
				2,154	(7,086)	(16,355)
Accounts payable for business combination	Interest rate increase - CDI	(44,735)	13.81%	13.05%	16.31%	19.58%
				340	(1,118)	(2,581)
Loans and borrowings	Interest rate increase - Libor	(129,830)	4.79%	5.30%	6.62%	7.95%
				(659)	(2,376)	(4,103)
Loans and borrowings	Interest rate increase - SOFR	(336,966)	4.56%	5.30%	6.63%	7.95%
				(2,494)	(6,975)	(11,423)
Derivatives (interest rate swap)	Interest rate increase - Libor	129,830	4.79%	5.30%	6.62%	7.95%
				659	2,376	4,103
Net effect				(741)	(12,741)	(24,733)

b.            Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

46

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 251,550 on March 31, 2023 (R$ 185,727 as of December 31, 2022) and financial investments of R$ 93,884 on March 31, 2023 (R$ 96,299 as of December 31, 2022). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A+, based on Standard & Poor’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	March 31, 2023	December 31, 2022
Hedge financial instruments – SWAP	9,240	11,194
Cash and cash equivalents	251,550	185,727
Financial investments	93,884	96,299
Trade receivables	445,455	501,671
Contract assets	232,459	217,250
Other receivables (current and non-current)	35,493	41,923
	1,068,081	1,054,064

At 31 March 2023, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

.	March 31, 2023	December 31, 2022
NAE (North America and Europe)	454,409	499,626
United States of America	365,815	426,166
Europe	88,594	73,460
LATAM (Latin America)	244,066	246,270
APJ (Asia, Pacific and Japan)	14,932	14,948
Total (Note 22)	713,407	760,844

47

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions in order to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 13.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	March 31, 2023
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	21,542	21,542	21,542	-	-	-
Loans and borrowings	948,324	1,130,255	189,551	97,521	245,857	597,326
Lease liabilities	56,958	64,772	15,287	8,651	16,584	24,250
Accounts payable for business combination	204,686	226,155	64,949	7,468	112,523	41,215
Contract liabilities	20,491	20,491	20,491	-	-	-
Other payables (current and non-current)	53,674	53,674	53,674	-	-	-
Derivatives	450	450	450	-	-	-
Non-derivatives financial instruments	40,052	40,052	40,052	-	-	-
	1,346,177	1,557,391	405,996	113,640	374,964	662,791

	December 31, 2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	974,231	1,176,743	146,564	107,207	273,298	649,674
Lease liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business combination	204,949	229,547	64,888	7,484	95,858	61,317
Contract liabilities	32,136	32,136	32,136	-	-	-
Other payables (current and non-current)	51,031	51,031	51,031	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
Non-derivatives financial instruments	35,169	35,169	35,169	-	-	-
	1,397,809	1,632,948	381,176	126,171	387,137	738,464

48

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

25.3            Derivative financial instruments

The Group held derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

The Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

In May 2022, the Group entered a swap operation exchanging the CDI based rate to a US$ prefixed rate, related to a portion of an Export Credit Note - NCE with Bradesco.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	March 31, 2023
Maturity	Notional (US$)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	9,240
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(450)
					8,790

	December 31, 2022
Maturity	Notional (US$)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,194
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(4,109)
					7,085

49

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

25.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

	Carrying Amount		Fair value
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Level 2
Derivatives:
Interest rate swap	8,790	7,085	8,790	7,085
Total	8,790	7,085	8,790	7,085
Non-derivatives:
Lease liabilities	(56,958)	(62,808)	(56,958)	(62,808)
Loans and borrowings	(948,324)	(974,231)	(948,324)	(974,231)
Accounts payable for business combination	(204,686)	(204,949)	(204,686)	(204,949)
Total	(1,209,968)	(1,241,988)	(1,209,968)	(1,241,988)
Total	(1,201,178)	(1,234,903)	(1,201,178)	(1,234,903)

Cash and cash equivalents, financial investments, trade receivables, and suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.

26            Related parties

Transactions with key management personnel

The Group paid R$ 4,540 as of March 31, 2023 (R$ 4,700 as of March 31, 2022) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock-based compensation program (see note 18). For the period ended on March 31, 2023, R$ 5 (R$ 12 on March 31, 2022) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

50

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

27            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

The CODM reviews relevant financial data on a consolidated basis for all subsidiaries. CODM makes decisions and regularly evaluates the performance of Group’s services as a whole in a single operational and reportable segment.

The table below summarizes net revenues by geographic region:

.	March 31, 2023	March 31, 2022
North America	282,464	203,940
Europe	54,648	37,589
LATAM (Latin America)	240,616	234,706
APJ (Asia, Pacific and Japan)	32,263	15,637
Total (Note 20)	609,991	491,872

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 11.1% of the Company’s total net revenues as of March 31, 2023 (15.4% as of March 31, 2022).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

.	March 31, 2023	March 31, 2022
Top client	67,425	75,831
Top 10 clients	270,461	253,427

Geographic information of the Group's non-current assets

The table below summarizes non-current assets, except deferred taxes, based on assets geographic location:

.	March 31, 2023	December 31, 2022
Brazil	811,511	819,873
Cayman	398,757	405,145
United States of America	650,799	676,167
China	1,918	2,317
Australia	2,515	2,987
United Kingdom	1,136	1,804
Canada	268	280
Portugal	625	569
Other countries	1,581	1,858
Total	1,869,110	1,911,000

51

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2023

28            Subsequent events

Share repurchase program

On May 17, 2023, the Board of Directors approved a share repurchase program with authorization to purchase up to 1.5 million of CI&T’s class A shares. The share repurchase program will have a term of 12 months, may be suspended or discontinued at any time, and does not obligate the Company to acquire any amount of common stock.

52

CI&T BOARD OF DIRECTORS APPROVES SHARE REPURCHASE PROGRAM

New York - May 19, 2023 - CI&T Inc (NYSE: CINT, “CI&T”), a global digital specialist, announces that its Board of Directors approved a share repurchase program, pursuant to which CI&T may repurchase up to 1.5 million of its outstanding class A common shares. The program was approved taking into consideration the Company's commitments to deliver shares under its stock-based compensation plan and M&A transactions.

CI&T may repurchase shares of its common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions.

The timing and total amount of stock repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase program will have a term of 12 months and may be suspended or discontinued at any time. CI&T is not obligated to acquire any amount of common stock under the share repurchase program.

53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer